SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TELECOM ARGENTINA S.A.
(Name of Issuer)

CLASS B ORDINARY SHARES
(Title of Class of Securities)

879273209
(CUSIP Number)

Erika Mouynes Fintech Advisory Inc. 375 Park Avenue New York, NY 10152 (212) 593-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With copies to: Richard J. Cooper, Esq. Adam Brenneman, Esq. Cleary, Gottlieb, Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000
August 19, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879273209
1.	Names of Reporting Persons David Martínez
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United Kingdom
Number of Class B Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 18,086,059(1)
	8.	Shared Voting Power 36,832,408(2)
	9.	Sole Dispositive Power 18,086,059
	10.	Shared Dispositive Power 36,832,408
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,918,467
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 11.76%
14.	Type of Reporting Person (see instructions) IN

 ____________________________

1 David Martínez exercises his rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Fintech Advisory Inc. and Fintech Telecom, LLC.

2 David Martínez, together with Fintech Advisory Inc. and Fintech Telecom, LLC, exercises his rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Sofora Telecomunicaciones S.A. and other subsidiaries.

CUSIP No. 879273209
1.	Names of Reporting Persons. Fintech Advisory Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Class B Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 18,086,059(3)
	8.	Shared Voting Power 36,832,408(4)
	9.	Sole Dispositive Power 18,086,059
	10.	Shared Dispositive Power 36,832,408
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,918,467
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 11.76%
14.	Type of Reporting Person (see instructions) HC, CO, IA

 ____________________________

3 Fintech Advisory Inc. exercises its rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Fintech Telecom, LLC.

4 Fintech Advisory Inc., together with David Martínez and Fintech Telecom, LLC, exercises its rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Sofora Telecomunicaciones S.A. and other subsidiaries.

CUSIP No. 879273209
1.	Names of Reporting Persons. Fintech Telecom, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Class B Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 18,086,059
	8.	Shared Voting Power 36,832,408(5)
	9.	Sole Dispositive Power 18,086,059
	10.	Shared Dispositive Power 36,832,408
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,918,467
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 11.76%
14.	Type of Reporting Person (see instructions) HC

 ____________________________

5 Fintech Telecom LLC, together with David Martínez and Fintech Advisory Inc., exercises its rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Sofora Telecomunicaciones S.A. and other subsidiaries.

CUSIP No. 879273209
1.	Names of Reporting Persons Sofora Telecomunicaciones S.A.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Argentina
Number of Class B Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power
	8.	Shared Voting Power 36,832,408(6)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,832,408
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 7.89%
14.	Type of Reporting Person (see instructions) HC, CO

 ____________________________

6 Sofora Telecomunicaciones S.A. exercises its rights over the Shares (as defined in Item 1. below) through its participation in Nortel Inversora S.A.

CUSIP No. 879273209
1.	Names of Reporting Persons Nortel Inversora S.A.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Argentina
Number of Class B Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 36,832,408
	8.	Shared Voting Power
	9.	Sole Dispositive Power 36,832,408
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 7.89%
14.	Type of Reporting Person (see instructions) HC, CO

Item 1.  Security and Issuer

This Amendment No. 2 (the “Second Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2016, as subsequently amended (the “Schedule 13D”) by the Reporting Persons, with respect to the Class B shares, Ps. 1.00 par value per share (the “Class B Shares”), of Telecom Argentina S.A. (the “Issuer”). Capitalized terms used but not otherwise defined in this Second Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

The eighth paragraph of Item 4 is amended and restated in its entirety as set forth below:

On February 24, 2016, FTL filed a pre-commencement communication under cover of Schedule TO, announcing a possible U.S. tender offer by FTL for all or a portion of the Class B Shares. Included as an exhibit to the filing was an English translation of the notice regarding the mandatory tender offer that was filed in Argentina on the same date. On July 22, 2016, FTL filed a combined Schedule TO and Schedule 13E-3 with the SEC, which included a draft Offer to Purchase. On August 19, 2016, David Martínez, FAI and FTL filed an amendment to the combined Schedule TO and Schedule 13E-3 with the SEC, which included an amendment to the draft Offer to Purchase, incorporated by reference herein as Exhibit 17. FTL has not yet commenced the OPA or a U.S. tender offer.

Item 5.  Interest in Securities of the Issuer

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(c) No transactions in Class B Shares were effected by the Reporting Persons during the 60 day period ended August 24, 2016.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated to include the following exhibits:

Exhibit Number	Description
1	Amended and Restated Deed of Adherence, dated as of October 24, 2014, among the Sellers, FTL and the Werthein Group (incorporated herein by reference to Exhibit 1 of the Schedule 13D filed on March 18, 2016).
2	Amended and Restated Drag Waiver Memorandum of Understanding, dated as of October 24, 2014, among W de Argentina – Inversiones S.A., Los W S.A., Messrs. Daniel Werthein, Adrian Werthein, Gerardo Werthein and Dario Werthein, and the Sellers (incorporated herein by reference to Exhibit 2 of the Schedule 13D filed on March 18, 2016).
3	Amended and Restated Guaranty, dated as of October 24, 2014, among FTL and the Sellers (incorporated herein by reference to Exhibit 3 of the Schedule 13D filed on March 18, 2016).
4	Amended and Restated Mutual Shareholder Release, dated as of October 24, 2014, among the Sellers and the Werthein Group (incorporated herein by reference to Exhibit 4 of the Schedule 13D filed on March 18, 2016).
5	Amended and Restated Stock Purchase Agreement, dated as of October 24, 2014, among FTL, the Sellers and TAR (incorporated herein by reference to Exhibit 5 of the Schedule 13D filed on March 18, 2016).
6	Amended and Restated Third Amendment to the Shareholders’ Agreement, dated as of October 24, 2014, among the Sellers and the Werthein Group (incorporated herein by reference to Exhibit 6 of the Schedule 13D filed on March 18, 2016).
7	Amended and Restated Transition Services Memorandum of Understanding, dated as of October 24, 2014, among FTL and the Sellers (incorporated herein by reference to Exhibit 7 of the Schedule 13D filed on March 18, 2016).
8	Amended and Restated Waiver, dated as of October 24, 2014, among the Sellers and the Werthein Group, acknowledged by FTL (incorporated herein by reference to Exhibit 8 of the Schedule 13D filed on March 18, 2016).
9	Drag Rights Letter Agreement, dated as of October 24, 2014, among FTL, the Sellers and the Werthein Group (incorporated herein by reference to Exhibit 9 of the Schedule 13D filed on March 18, 2016).
10	Note Purchase Agreement, dated as of October 24, 2014, between TII and FTL (incorporated herein by reference to Exhibit 10 of the Schedule 13D filed on March 18, 2016).
11	Purchase Release, dated as of October 24, 2014, among the Sellers and FTL (incorporated herein by reference to Exhibit 11 of the Schedule 13D filed on March 18, 2016).
12	Note Pledge Agreement, dated as of October 29, 2014, among FTL and the Sellers (incorporated herein by reference to Exhibit 12 of the Schedule 13D filed on March 18, 2016)..
13	Replacement Note, dated as of March 8, 2016, issued by TII (incorporated herein by reference to Exhibit 13 of the Schedule 13D filed on March 18, 2016)..
14	Amended and Restated Master Financing Agreement, dated as of March 16, 2016, between FIL and FAI (incorporated herein by reference to Exhibit 14 of the Schedule 13D filed on March 18, 2016).

15	Joint Filing Agreement, dated as of March 18, 2016, by and among David Martínez, FAI, FTL, Sofora and Nortel (incorporated herein by reference to Exhibit 15 of the Schedule 13D filed on March 18, 2016 and Exhibit 1 of the Schedule 13D filed on July 29, 2016).
16	Amendment No. 1 to the Amended and Restated Transition Services Memorandum of Understanding, dated as of June 8, 2016, among FTL and the Sellers (incorporated herein by reference to Exhibit (d)(xiv) of FTL’s report on Schedule TO furnished to the SEC on July 22, 2016).
17	Offer to Purchase, dated , 2016 (incorporated herein by reference to the Tender Offer Statement on Schedule TO and Schedule 13E-3 filed on July 22, 2016 and August 19, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2016

DAVID MARTÍNEZ

By: /s/ David Martìnez

FINTECH ADVISORY, INC.

By: /s/ Erika Mouynes
Name: Erika Mouynes
Title: Authorized Person

FINTECH TELECOM, LLC

By: /s/ Erika Mouynes
Name: Erika Mouynes
Title: Authorized Person

By: /s/ Julio Rafael Rodriguez Jr.
Name: Julio Rafael Rodriguez Jr.
Title: Authorized Person

SOFORA TELECOMUNICACIONES, S.A.

By: /s/ Saturnino Funes
Name: Saturnino Funes
Title: President

NORTEL INVERSORA, S.A.

By: /s/ Baruki González
Name: Baruki González
Title: President